SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

INTERGRAPH CORPORATION
(Name of Subject Company (Issuer))
INTERGRAPH CORPORATION
(Names of Filing Person (Offeror))

Common Stock, par value $.10 per share
(Title of Class of Securities)

458683109
(CUSIP Number of Class of Securities)

David Vance Lucas
Vice President, General Counsel and Secretary
Intergraph Corporation
Huntsville Alabama 35894-0001
(256) 730-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
J. Allen Overby
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$280,000,000	$22,652

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 10,000,000 shares of the outstanding common stock, par value $.10 per share, at a price per share of $28.00 in cash.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

               Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

               Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Intergraph Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase for cash up to 10,000,000 shares of its Common Stock, par value $0.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal.

     The Offer to Purchase is hereby amended as follows:

1.	Section 3. Procedures for Tendering Shares. The last two sentences of the second full paragraph on page 15 are deleted and replaced with the following sentence:

If you want to tender Shares at more than one price, you must complete separate Letters of Transmittal for each price at which you are tendering Shares; you cannot tender the same Shares at more than one price unless you previously withdrew them according to the terms of the Offer.

2.	Section 4. Withdrawal Rights. The second sentence of the first paragraph under “4. Withdrawal Rights” on page 19 is deleted.

3.	Section 7. Conditions Of The Offer.

a.	The first paragraph under “7. Conditions Of The Offer” on page 22, prior to the first bullet point, is deleted and replaced with the following:

Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after November 3, 2003 and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment:

b.	The third paragraph on page 23, paragraph (e), is amended by deleting the word “significant” and replacing it with the word “material.”

c.	The first two sentences in the last paragraph on page 23 are deleted and replaced with the following sentences:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date in our reasonable discretion, except for those conditions dependent upon compliance with applicable law. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

d.	The last paragraph on page 23 is amended by adding the following sentence to the end of such paragraph:

For additional information regarding the benefits the Company expects to receive from the Offer, see “Section 2. Purpose of the Offer; Certain Effects of the Offer – Background and Purpose of the Offer.”

4.	Section 13. Certain U.S. Federal Income Tax Consequences. The first sentence of the second paragraph on page 34 is deleted.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERGRAPH CORPORATION

By:	/s/ R. Halsey Wise Name: R. Halsey Wise Title: President and Chief Executive Officer

Dated: November 19, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated November 3, 2003.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated October 30, 2003.*

(a)(5)(B)	Script of October 30, 2003 Conference Call.*

(a)(5)(C)	Summary Advertisement.*

(a)(5)(D)	Letter to Shareholders.*

(b)	None.

(d)(1)	Amended and Restated Rights Agreement, dated March 5, 2002, between Intergraph Corporation and Computershare Investor Services, LLC, incorporated by reference to Exhibit 99 to the Company’s Current Report on Form 8-K dated March 8, 2002.

(d)(2)	Intergraph Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996, under the Securities Exchange Act of 1934, File No. 0-9722, and Amendment to the Intergraph Corporation 1997 Stock Option Plan dated January 11, 1999, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 dated May 24, 1999.

(d)(3)	Intergraph Corporation Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

(d)(4)	Intergraph Corporation Amended and Restated 2002 Stock Option Plan, incorporated by reference to Exhibit 10(l) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(5)	Intergraph Corporation 2000 Employee Stock Purchase Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2000 Annual Meeting of Shareholders, as filed with the SEC on March 22, 2000.

(d)(6)	Employment Agreement between Intergraph Corporation and R. Halsey Wise, dated June 12, 2003, incorporated by reference to Exhibit 10(g) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed